Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

November 1, 2007

Messina Minerals (MMI-TSXV) Intersects 10.1% Zinc, 2.3% Lead, 0.5% Copper over 3.6 m at Tulks East

Messina Minerals Inc. (MMI-TSXV) has released results from four additional holes testing the Tulks East zinc-lead-copper-silver-gold prospect located 20 kilometers by road northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources within the Tulks South Property, and 7 kilometers from the Main Zone prospect (see NR October 30, 2007) in central Newfoundland, Canada. The Tulks East prospect is comprised of two parallel zinc-mineralized massive sulphide zones; the at-surface B Zone and the larger and slightly deeper A Zone.

Summary

All four new holes intersected B Zone zinc-lead-copper-silver-gold mineralization between 9050E and 9125E for a total strike length between 8925E to 9125E of 200 meters (see NR October 19, 2007).

Three of four holes also intersected adjacent A Zone mineralization between 9050E and 9125E over 75 meters strike length.

There are no NI43-101 compliant resources calculated at the Tulks East prospect. This program of additional diamond drilling is intended to permit an estimate of zinc-lead-copper-silver-gold mineral resources.

B Zone drilling confirms the continuity of zinc, lead, copper, silver and gold mineralization to section 9125E beginning at 8925E; over 200 meters strike length.

A Zone massive sulphide intersections begin at section 8925E and show increasing thickness and increasing zinc assays (zonation) to section 9125E reported below. The A Zone is historically known to be situated parallel to the B Zone within approximately 20 meters.

Results

The results continue to confirm the continuity and grade of B Zone zinc-lead-copper-silver-gold mineralization from 8925E to 9125E over a strike length of 200 meters and from surface to a vertical depth of 185 meters.

Four new holes, TE07-109 to TE07-112, tested the B Zone from 9050E to 9125E. Assay results for all holes are tabulated below. Al four holes intersected B Zone zinc-lead-copper-silver-gold mineralization. TE07-110 helps define the top.

Table: B Zone Assay Results 9050E to 9125E.

Hole ID	Line	Elev (m)	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE07-109	9050E	180	156.20	159.80	3.60	0.5	2.3	10.1	142	1.6
TE07-110	9125E	205	123.80	124.35	0.55	0.1	0.4	6.4	22	0.6
TE07-112	9125E	175	144.30	147.25	2.95	0.9	2.6	11.0	170	1.2
TE07-111	9125E	140	175.40	178.05	2.65	0.7	0.2	5.6	31	0.3

Three of the four new holes also intersected the western portion of the A Zone where zinc assays over increased thicknesses begins. Assay results for the A Zone intersections are tabulated below. TE07-111 defines the lower extent of the A Zone on section 9125E.

Table: A Zone Assay Results 9050E to 9125E

Hole ID	Line	Elev (m)	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE07-109	9050E	160	185.15	187.20	2.05	0.3	0.6	3.6	37	0.5
TE07-110	9125E	180	152.80	157.20	4.40	0.3	0.02	2.0	13	0.2
TE07-112	9125E	148	176.90	183.20	6.30	0.5	0.1	3.3	21	0.5
TE07-111	9125E	120	203.50	205.30	1.80	No Significant Result				

Drilling continues to test for B Zone and A Zone mineralization east of 9125E. The drill program is designed to demonstrate continuity of zinc-enriched mineralization, and to also upgrade the quality of specific gravity and other technical parameters versus historic information, to permit an estimate of the mineral resources.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

For further information
Please contact:
Peter Tallman, President
(604)688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Table: Main Zone Section 9025E Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										340	
LL07-13	72.50	73.35	0.85	1.1	0.7	11.6	43	0.7	9025E	290	MS
LL07-14	92.25	92.70	0.45	2.3	2.8	19.3	77	0.7	9025E	263	MS
and also	101.57	102.47	0.90	1.0	5.0	11.8	99	1.4	9025E	258	MS
LL07-15	149.42	154.77	5.35	1.7	0.9	12.3	40	1.1	9000E	210	MS
LL07-16	152.35	159.83	7.48	1.4	2.9	6.7	68	0.6	9025E	205	MS
including	152.35	153.30	0.95	5.2	2.4	17.7	91	1.1			MS
LL07-03A	184.70	186.50	1.80	4.9	5.3	22.8	164	2.0	9025E	170	MS

(*MS is massive sulphides)

The objective of the drill program is to provide sufficient density of drilling to demonstrate continuity of zinc-enriched mineralization along-strike and down-dip, and to permit an estimate of zinc-lead-copper-silver-gold mineral resources. The drill program is expected to continue through November 2007 with shallow drilling and will resume in 2008 targeting deeper mineralization.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

For further information
Please contact:
Peter Tallman
President
(604)688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

November 1, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on November 1, 2007 through the facilities of Marketwire via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 1st day of November, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

November 1, 2007

Messina Minerals (MMI-TSXV) Intersects 10.1% Zinc, 2.3% Lead, 0.5% Copper over 3.6 m at Tulks East

Messina Minerals Inc. (MMI-TSXV) has released results from four additional holes testing the Tulks East zinc-lead-copper-silver-gold prospect located 20 kilometers by road northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources within the Tulks South Property, and 7 kilometers from the Main Zone prospect (see NR October 30, 2007) in central Newfoundland, Canada. The Tulks East prospect is comprised of two parallel zinc-mineralized massive sulphide zones; the at-surface B Zone and the larger and slightly deeper A Zone.

Summary

All four new holes intersected B Zone zinc-lead-copper-silver-gold mineralization between 9050E and 9125E for a total strike length between 8925E to 9125E of 200 meters (see NR October 19, 2007).

Three of four holes also intersected adjacent A Zone mineralization between 9050E and 9125E over 75 meters strike length.

There are no NI43-101 compliant resources calculated at the Tulks East prospect. This program of additional diamond drilling is intended to permit an estimate of zinc-lead-copper-silver-gold mineral resources.

B Zone drilling confirms the continuity of zinc, lead, copper, silver and gold mineralization to section 9125E beginning at 8925E; over 200 meters strike length.

A Zone massive sulphide intersections begin at section 8925E and show increasing thickness and increasing zinc assays (zonation) to section 9125E reported below. The A Zone is historically known to be situated parallel to the B Zone within approximately 20 meters.

Results

The results continue to confirm the continuity and grade of B Zone zinc-lead-copper-silver-gold mineralization from 8925E to 9125E over a strike length of 200 meters and from surface to a vertical depth of 185 meters.

Four new holes, TE07-109 to TE07-112, tested the B Zone from 9050E to 9125E. Assay results for all holes are tabulated below. Al four holes intersected B Zone zinc-lead-copper-silver-gold mineralization. TE07-110 helps define the top.

Table: B Zone Assay Results 9050E to 9125E.

Hole ID	Line	Elev (m)	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE07-109	9050E	180	156.20	159.80	3.60	0.5	2.3	10.1	142	1.6
TE07-110	9125E	205	123.80	124.35	0.55	0.1	0.4	6.4	22	0.6
TE07-112	9125E	175	144.30	147.25	2.95	0.9	2.6	11.0	170	1.2
TE07-111	9125E	140	175.40	178.05	2.65	0.7	0.2	5.6	31	0.3

Three of the four new holes also intersected the western portion of the A Zone where zinc assays over increased thicknesses begins. Assay results for the A Zone intersections are tabulated below. TE07-111 defines the lower extent of the A Zone on section 9125E.

Table: A Zone Assay Results 9050E to 9125E

Hole ID	Line	Elev (m)	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE07-109	9050E	160	185.15	187.20	2.05	0.3	0.6	3.6	37	0.5
TE07-110	9125E	180	152.80	157.20	4.40	0.3	0.02	2.0	13	0.2
TE07-112	9125E	148	176.90	183.20	6.30	0.5	0.1	3.3	21	0.5
TE07-111	9125E	120	203.50	205.30	1.80	No Significant Result				

Drilling continues to test for B Zone and A Zone mineralization east of 9125E. The drill program is designed to demonstrate continuity of zinc-enriched mineralization, and to also upgrade the quality of specific gravity and other technical parameters versus historic information, to permit an estimate of the mineral resources.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

For further information
Please contact:
Peter Tallman, President
(604)688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 30, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 30, 2007 through the facilities of Marketwire via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 30th day of October, 2007

"Peter Tallman"

Peter Tallman, President

156 degree azimuth. The true thickness of the mineralization is estimated to be 0.7 times the interval length.

Table: Main Zone Section 9025E Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										340	
LL07-13	72.50	73.35	0.85	1.1	0.7	11.6	43	0.7	9025E	290	MS
LL07-14	92.25	92.70	0.45	2.3	2.8	19.3	77	0.7	9025E	263	MS
and also	101.57	102.47	0.90	1.0	5.0	11.8	99	1.4	9025E	258	MS
LL07-15	149.42	154.77	5.35	1.7	0.9	12.3	40	1.1	9000E	210	MS
LL07-16	152.35	159.83	7.48	1.4	2.9	6.7	68	0.6	9025E	205	MS
including	152.35	153.30	0.95	5.2	2.4	17.7	91	1.1			MS
LL07-03A	184.70	186.50	1.80	4.9	5.3	22.8	164	2.0	9025E	170	MS

(*MS is massive sulphides)

The objective of the drill program is to provide sufficient density of drilling to demonstrate continuity of zinc-enriched mineralization along-strike and down-dip, and to permit an estimate of zinc-lead-copper-silver-gold mineral resources. The drill program is expected to continue through November 2007 with shallow drilling and will resume in 2008 targeting deeper mineralization.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

For further information
Please contact:
Peter Tallman
President
(604)688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

END